Confidential Treatment Request by Veeco Instruments Inc. for
Certain Portions of this Letter Pursuant to Rule 83 of the Freedom of Information Act

Terminal Drive, Plainview, New York 11803 • Phone (516) 677-0200 • Fax (516) 677-0380 • Internet www.veeco.com

December 12, 2008

BY EDGAR AND BY FAX

Kevin L. Vaughn

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3030

Washington, DC 20549

Re:                             Veeco Instruments Inc.
Form 10-K for the Year Ended December 31, 2007 Filed February 28, 2008
Form 10-Q for the Quarter Ended September 30, 2008
Form 8-K Dated October 23, 2008
File No. 000-16244

Dear Mr. Vaughn:

This letter is submitted by Veeco Instruments Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Form 10-K for the year ended December 31, 2007, filed February 28, 2008, Form 10-Q for the quarter ended September 30, 2008 and Form 8-K dated October 23, 2008 (File No. 000-16244), as set forth in your letter to John F. Rein, Jr. dated November 19, 2008.

The text of each comment contained in the Staff’s letter is set forth in italics below, followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2007

Item 9A.  Controls and Procedures, page 44

1.                                      We note your disclosure that your chief executive officer and chief financial officer concluded that your “disclosure controls and procedures are effective in timely alerting them to material information required to be included in [y]our periodic Securities and Exchange Commission filings.”  If you elect to include any qualifying language as to the effectiveness conclusion, or as to the definition of disclosure controls and procedures, in your future filings, such language should include, at a minimum, but only if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to your management, including your principal executive

Solutions for a Nanoscale World

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officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e) for the complete definition of “disclosure controls and procedures.” Alternatively, if true, your disclosure could simply indicate that your officers determined that your “disclosure controls and procedures are effective” without any further qualifications or attempts to define those disclosure controls and procedures.

RESPONSE:

If we include qualifying language as to the effectiveness conclusion in future filings, we will use the wording suggested, at a minimum, which we hereby confirm is true.  Such language would read:

“our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”

Item 11.  Executive Compensation, page 46

Grants of Plan-Based Awards

2.                                      We note from footnote 1 to the Grants of Plan-Based Awards table on page 22 of the proxy statement that you have incorporated by reference into your Form 10-K that you have not disclosed the threshold, target or maximum targets to be achieved in order for your named executive officers to earn their respective bonuses under the Management Bonus Plan.  Please include such disclosure, as applicable, in your future filings.

RESPONSE:

The Company acknowledges the Staff’s comment and will include additional disclosure, as applicable, in our future filings.

Cash Bonus: Annual

3.                                      We note from your discussion under “Cash Bonus:  Annual” on page 33 of the proxy statement that you have incorporated by reference into your Form 10-K that you have not disclosed the specific targets to be achieved in order for your named executive officers to

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earn their respective annual cash incentive payments under the Management Bonus Plan.  Please provide such disclosure in your future filings, as applicable.  To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion.  To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.  In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.  Similarly, if applicable, please disclose the performance targets for bonuses earned by your named executive officers under any long-term cash incentive plans such as those described under “Cash Bonus:  Long-Term Incentive” on page 34 of your proxy statement.

RESPONSE:

The Company acknowledges the Staff’s comment and will include additional disclosure, as applicable, in our future filings.

Equity-Based Compensation

4.                                      We refer to your disclosure under the caption “Equity-Based Compensation” on page 34 of the proxy statement that you have incorporated by reference into your Form 10-K.  We note minimal, if any, discussion and analysis as to how the annual stock option and restricted stock grants were determined.  In your future filings, as applicable, please include substantive analysis and insight into how your compensation committee made its stock option grant determinations with respect to each named executive officer.  Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K.  For example, please discuss and analyze how the compensation committee determined the actual number of shares underlying the stock options and restricted stock grants that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

RESPONSE:

The Company acknowledges the Staff’s comment and will include additional disclosure, as applicable, in our future filings.

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Index to Consolidated Financial Statements, page F-1

Note 1.  Description of Business and Significant Acquisition, page F-9

- Revenue Recognition, page F-10

5.                                      We note that for contracts where no installation is required or installation is deemed perfunctory and no substantive customer acceptance provisions exist, you recognize revenue when title passes to the customer.  However, we note that the amount of revenue is reduced by the amount of any customer retention, which you state is generally 10%-20%.  Please address the following:

•                  Tell us and revise future filings to discuss the customer acceptance provisions that exist and why you concluded that these provisions are not substantive.

•                  Discuss the rights the customer has in the event of non-acceptance.  For instance, discuss if the customer has a right to return the product or a right to withhold payment of the final 10-20%.

•                  In light of your conclusion that the installation is perfunctory and customer acceptance provisions are not substantive, please explain to us in greater detail why you defer 10-20% of the revenue until installation is complete and acceptance has occurred.  Tell us why you believe your accounting is consistent with SAB Topic 13(A)(3).

RESPONSE:

Background

Veeco designs, manufactures and markets a broad line of equipment primarily used by manufacturers in the data storage, high brightness light emitting diode (“HB-LED”), solar, wireless and semiconductor industries. We also sell a broad line of metrology equipment and measurement instruments to thousands of universities, research facilities and scientific centers worldwide to enable a variety of nanotechnology-related research.  Our products cover a wide range of price points and a variety of customers.  There are varying degrees of testing of our products prior to shipment as well as installation obligations, which are dependent upon the product line, nature of the product and the customer’s use of the products.

We consider a broad array of facts and circumstances when evaluating each of our sales arrangements in determining when to recognize revenue, including specific terms of the purchase order, contractual obligations to the customer, the complexity of the customer’s post-delivery acceptance provisions, customer creditworthiness and the installation process.

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Management also considers the party responsible for installation, whether there are process specification requirements which need to be demonstrated before final sign off and payment, whether Veeco can replicate the field testing conditions and procedures in our factory and our past experience with demonstrating and installing a particular system.  Sales arrangements are reviewed on a case-by-case basis; however, the Company’s products generally fall into one of two categories; either instruments or systems, for which we have established revenue recognition protocols as described below.

Instruments – Principally Metrology Standard Products

The first category of our products, principally metrology instruments, are standard products and are sold typically to universities, research facilities and scientific centers and in general industrial applications.  These products are sold based upon standard published specifications.  Testing of the product, which principally includes functional test procedures which assess the system parameters, calibration tests, mode testing and a quality control audit to ensure all mechanical and diagnostic testing procedures have been documented as meeting standard published specifications, is performed by Veeco employees in our facilities prior to shipment. We demonstrate that the equipment meets such specifications before shipment, and the equipment is expected to operate the same in the customer’s environment as it does in our facility.  For this class of products, installation is inconsequential and perfunctory and no substantive customer acceptance provisions exist. Acceptance of the product by the customer is based on meeting the standard published specifications. Customer acceptance provisions include initial set up of the product at the customer site, which includes performing functional test procedures, calibration testing and a quality control check of the basic features and functionality of the product.  These provisions are a replication of the testing performed in our facilities prior to shipment.  Customer provisions also include providing the customer with training on how to use the product and to familiarize them with the features and capabilities of the system.  We have a long-standing, successful history of performing routine installations, which typically take one to three days to complete, including orientation and training.  The cost for completing such installations is insignificant in relation to the sales contract value. In addition, the skills and equipment required to complete installation are not specialized and are readily available in the marketplace and are often performed by distributors or rep organizations. For these products, revenue is recognized when title and risk of loss passes to the customer, either at time of shipment or delivery.

Systems

The second category of our products is principally process equipment systems and certain metrology systems which are sold to manufacturers in the data storage, HB-LED, solar and semiconductor industries.  Sales arrangements for this class of products generally include customer acceptance criteria based upon Veeco and/or customer specifications and require a customer source inspection of the system in our facility or sending of test

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data to the customer documenting that the system is functioning within agreed upon specifications prior to shipment.  Such products are typically put into manufacturing facilities and production environments and include customer acceptance provisions which are more substantive than our instruments or standard class of products with standard published specifications.  Such provisions may also include process acceptance criteria.  Generally, based upon the terms of the sales arrangement, these products are sold with a retention (typically 10% to 20% of the sales contract value) which is payable by the customer when installation and field acceptance is completed.

Veeco generally is required to install these products and demonstrate compliance with acceptance tests at the customer’s facility. Such installations typically are not considered complex and installation is not deemed essential to the functionality of the equipment because it does not involve significant changes to the features or capabilities of the equipment or involve building complex interfaces or connections.  Installation normally represents only 2% - 4% of the fair value of the sales contract.  We have a demonstrated history of completing such installations in a timely, consistent manner and can reliably estimate the costs of such.  In such cases, the test environment at our facilities prior to shipment replicates the customer’s environment.  While there are others in the industry with sufficient knowledge about the installation process for our systems as a practical matter, most purchasers engage the Company to perform the installation services.  However, some customers choose not to have the system installation performed by the Company for various reasons (for example, their proprietary use of the system and/or their preference that installation be performed by their own employees).  If a customer chooses to purchase a system without installation, there is only one deliverable.

Sales arrangements for these systems are accounted for in accordance with EITF 00-21, as the Company bifurcates transactions into separate units of accounting or elements based on objective evidence of fair value (consistent with examples 3 and 7 of EITF 00-21).  The two elements are the system and installation of the system.  The amount of revenue allocated to each element is calculated based upon its relative fair value.  The price charged when the system or installation service is sold separately generally determines fair value.  The value of the installation service is based upon the fair value of the service performed, including labor, which is based upon the estimated time to complete the installation at hourly rates, and material components.

We recognize revenue for the system or delivered element based upon the fact that the delivered item has value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of the undelivered item (i.e., the installation service) and delivery or performance of the undelivered item is considered probable and substantially in our control, based on past experience.  The value of the undelivered element is the greater of the fair value of the installation or the portion of the sales price that will not be received until the installation is completed (i.e., the retention amount) as paragraph 14 of EITF 00-21 requires the amount allocated to a delivered item be limited

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to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions.

System revenue is generally recognized upon shipment or delivery provided title and risk of loss has passed to the customer, evidence of an arrangement exists, prices are contractually fixed or determinable, collectability is reasonably assured and there are no uncertainties regarding customer acceptance.  Revenue from installation services is recognized at the time acceptance is received from the customer.  If the arrangement does not meet all the above criteria, the entire amount of the sales arrangement is deferred until the criteria have been met or all elements have been delivered to the customer or been completed.  The allocation of revenue is consistent with SAB Topic 13 (A)(3) which states that “if it is determined that the undelivered service is not essential to the functionality of the delivered product but a portion of the contract fee is not payable until the undelivered service is delivered, the staff would not consider that obligation to be inconsequential or perfunctory. Generally, the portion of the contract price that is withheld or refundable should be deferred until the outstanding service is delivered because that portion would not be realized or realizable.”

For new products, new applications of existing products or for products with substantive customer acceptance provisions where performance cannot be fully assessed prior to meeting agreed upon specifications at the customer site, revenue is deferred and fully recognized upon completion of installation and receipt of final customer acceptance.

Right of Return and Right to Withhold Payment

For those transactions on which we recognize systems revenue, either at the time of shipment or delivery, our sales and contractual arrangements with customers do not contain provisions for right of return or forfeiture, refund or other purchase price concessions.  In the rare instances where such provisions are included, the Company defers all revenue until customer acceptance is achieved.  In cases where products are sold with a retention of 10% to 20%, which is typically payable by the customer when installation and field acceptance provisions are completed, the customer has the right to withhold this payment until such provisions have been achieved.

The Company has a long-standing, successful history of meeting customer acceptance provisions and instances of non-acceptance are extremely rare primarily because customers perform a source inspection and/or review factory acceptance test data prior to the tool being shipped.  Acceptance testing performed at the customer’s site is a replication of such factory testing and as a result, the likelihood that a customer would desire to return a tool is remote.

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We will revise our future filings to expand our discussion about customer acceptance provisions.

- Intangible and Other Long-Lived Assets, page F-11

6.                                      We note that your balance sheet includes $36.1 million and $43.9 million of purchased technology, net at December 31, 2007 and 2006, respectively.  Further, we note that you have $23.5 million and $25.1 million of other intangible assets, net, at December 31, 2007 and 2006, respectively.  Please revise future filings to include the disclosures required by paragraph 45(a)(1) of SFAS 142.  Please revise your future filings to clearly explain the nature of the purchased technologies.

RESPONSE:

We respectfully submit that our balance sheet discloses the information required by paragraph 45(a)(1) of SFAS 142, but acknowledge that a financial statement reader would need to add the net amount and accumulated amortization to calculate gross intangible assets.  Please note that, in accordance with regulation S-X section 210.5-02 (15), purchased technology is our only class of intangible assets that exceeds 5% of total assets, and therefore, the only class that requires separate disclosure in our financial statements.

We will revise future filings to disclose in a footnote in tabular form the gross carrying amount of intangible assets reduced by accumulated amortization for each major class of intangible assets and in total.  We will also revise future filings to explain the nature of our purchased technologies.

- Goodwill and Other Indefinite-Lived Intangibles, page F-12

7.                                      Please revise future filings to disclose how you evaluate your goodwill for impairment.

RESPONSE:

We will revise future filings to include additional disclosures on how we evaluate goodwill for impairment.  An example of the intended disclosure is included below:

“The Company performs this impairment test by first comparing the fair value of our reporting units to their carrying amount. When determining the estimated fair value of a reporting unit, we utilize a discounted future cash flow approach using various assumptions, including projections of revenue based upon historical data, market growth trends and internal estimates.  If an indicator of impairment exists based upon comparing the fair value of our reporting units to their carrying

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amount, the Company would then compare the implied fair value of our goodwill to the carrying amount in order to determine the amount of the impairment, if any.”

Note 2.  Business Combinations, page F-17

- Fluens Corporation, page F-17

8.                                      We note that you determined that Fluens is a variable interest entity and that you are the primary beneficiary.  Please tell us the basis for your conclusion under FIN 46(R).  Discuss how your conclusion considers the condition for you to purchase the remaining interests upon the achievement of certain conditions.

RESPONSE:

In 2006, we acquired a 19.9% equity interest in Fluens Corporation (“Fluens”), a privately-held company, for $0.5 million, with the option to purchase the remaining 80.1% of Fluens for a fixed price of $3.5 million plus an earn-out based on future performance (5% of revenues) (“Company call option”).  In addition, we are required to purchase the remaining 80.1% of Fluens for a fixed price of $3.5 million plus an earn-out based on future performance if certain conditions are met (“Fluens contingent put option”).  To date, these conditions have not been met.  Fluens’ operations focus on the development and enhancement of data storage applications.  The largest shareholder and Chairman of the Board of Directors of Fluens (31.5% interest) is also Senior Vice President of a subsidiary of the Company and therefore deemed a related party pursuant to FAS 57.  We are the second largest shareholder at 19.9%. Together with this Senior Vice President, our interests aggregate 51.4%.  The Company does not have any direct board representation through its equity interest; however, we have customary protective rights and certain participating rights, such as approval of the annual budget and employment agreements with executives.  Additionally, we provided Fluens additional financial support through deposits advanced upon the signing of a purchase order for Fluens’ data storage equipment.

Our FIN 46(R) analysis was as follows:

The Company did not meet the criteria for the “business scope exception” denoted in paragraph 4(h) of FIN 46(R), as the Company and its related parties participated significantly in the design of Fluens and provided more than half of the total financial support to Fluens on a fair value basis.

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In accordance with paragraph 5 of FIN 46(R), an entity is considered a variable interest entity (“VIE”) and subject to consolidation if, by design, certain conditions exist.  Paragraph 5(b) denotes that an entity is a VIE if the group of at-risk equity holders lack the direct or indirect ability to make significant decisions about the success of the entity or the obligation to absorb expected losses or the right to receive expected residual returns of the entity.  We believe the Company call option effectively caps the return provided to the equity holders through their equity interests even through the Company call option merely reallocates Fluens’ returns between the equity holders.  By design, the Company call option prevents the at-risk equity holders from having the characteristics of a controlling financial interest.

In addition, we considered paragraph 5(c) and noted that the Company’s equity interest has no voting rights (certain participating rights exist as noted above). Therefore, our voting rights are not proportional to our obligations to absorb expected losses and rights to receive expected residual returns (that is, we have disproportionately few voting rights) and we believe substantially all of Fluens’ activities either involve or are conducted on behalf of the Company and its related parties.  In making this determination, which is primarily based on a qualitative assessment, we have considered the facts and circumstances of the arrangement and based our conclusion on the following considerations:

•                  Fluens’ operations are substantially similar to Veeco’s in that both focus on the development and enhancement of data storage applications,

•                  A majority of Fluens’ products will be bought by Veeco and Fluens cannot sell any aluminum oxide deposition products to a third party without Veeco’s consent,

•                  Fluens is dependent on Veeco for financial support,

•                  Veeco has the right to purchase the products and intangible assets resulting from Fluens’ activities, and

•                  Veeco has a call option to purchase the interest of the other investors.

Based on the above, we believe Fluens is a VIE.  Therefore, we were required to determine if Fluens had a primary beneficiary that was required to consolidate it.

Paragraph 16 of FIN 46(R) requires entities with a variable interest to treat variable interests held by its related parties and de facto agents as its own.  The existence of sale, transfer and encumbrance restrictions in the Fluens’ shareholder agreement creates a de facto agency relationship (as each party does not have the ability to manage its own economics) and therefore all of the equity holders are deemed related to each other.  Therefore, in accordance with paragraph 17 of FIN 46(R), the Company was required to determine who in the related party group was “most closely associated” with Fluens.  We have determined that the Company is most closely associated with Fluens and therefore the primary beneficiary and required to consolidate.  In making this determination, which

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is primarily based on a qualitative assessment, we have considered the facts and circumstances of the arrangement and based our conclusion on the following considerations:

•                  Both Veeco and its Senior Vice President were significantly involved in the design or redesign of Fluens,

•                  No individual investor has majority control of Fluens, however both Veeco and its Senior Vice President have significant influence over the success of Fluens,

•                  Our Senior Vice President actively manages Fluens,

•                  Fluens’ operations are substantially similar to Veeco’s in that both focus on the development and enhancement of process equipment for data storage applications,

•                  A majority of Fluens’ products will be bought by Veeco and Fluens cannot sell any aluminum oxide deposition products to a third party without Veeco’s consent,

•                  Veeco has the right to purchase the products and intangible assets resulting from Fluens’ activities,

•                  Veeco has a call option to purchase the interest of the other investors, and

•                  Fluens is dependent on Veeco for financial support.

Given the above, the Fluens contingent put option was not a significant factor in the determination of Fluens as a VIE or the Company as its primary beneficiary.

Note 4.  Debt, page F-18

9.                                      We note from page F-19 that in the second quarter of 2007, you exchanged $117.8 million of convertible subordinated notes (Old Notes) that originally matured in December 2008 with $118 million of convertible subordinated notes (New Notes) that mature in 2012.  You state that no net gain or loss was recorded on the exchange transactions since the carrying value of the Old Notes including unamortized deferred financing costs approximated the exchange value of the New Notes.  Please address the following:

•                  Revise future filings to clearly disclose all material terms of the New Notes, including the maturity date and the interest rate.

•                  Explain to us how you considered the guidance in EITF 96-19 in concluding that no loss on extinguishment relating to the unamortized deferred financing costs needed to be recorded.

•                  Also, please tell us how you considered the guidance in EITF 06-6.

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RESPONSE:

We will revise our future filings to disclose all material terms of the New Notes, including the maturity date and interest rate.

Please note that the Company extinguished $118.8 million of the Old Notes and recorded a $1.0 million gain at the time of extinguishment ($118.8 million carrying value of old debt vs. the $117.8 million fair value of the new debt). This $1.0 million gain was offset by the proportionate reduction in the related deferred financing costs of the Old Notes (approximately $1.0 million). Third party costs (i.e., legal and other professional fees) associated with the New Notes were capitalized and are being amortized over the term of the New Notes. As a result, there was no net gain recorded on the exchange transactions.

Per EITF 96-19, as modified by EITF 06-6, an exchange of debt instruments with substantially different terms should be accounted for as a debt extinguishment.  EITF 06-6 requires that a test be performed if the cash flow test under EITF 96-19 does not result in a conclusion that a substantial modification or exchange has occurred.  Under the EITF 06-6 test, a substantial modification or exchange has occurred and the issuer should apply extinguishment accounting if the change in the fair value of the embedded conversion option (calculated as the difference between the fair value of the embedded conversion option immediately before and after the modification or exchange) is at least 10 percent of the carrying amount of the original debt instrument immediately prior to the modification or exchange.  Our EITF 96-19 analysis concluded that the change was greater than 10% and therefore the exchange was considered substantial and therefore required the Company to use extinguishment accounting.

In accordance with EITF 96-19, since it was determined that the original and new debt instruments are substantially different, the new debt instrument was recorded at fair value which was used to determine the debt extinguishment gain or loss to be recognized and the effective rate of the new instrument.

Note 5.  Stock Compensation Plans and Shareholders’ Equity, page F-21

10.                               We note from your disclosures on page F-23 that you utilize the Black-Scholes option pricing model to determine the fair value of your stock options.  Please revise future filings to explain how you determined the assumptions utilized in these models including the risk free interest rate, expected life, etc.  Refer to the guidance in paragraphs A240-242 of SFAS 123(R) and SAB Topic 14.

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RESPONSE:

We will revise future filings to give additional disclosure to explain how we determined the assumptions utilized in our option pricing model including risk free interest rate, expected life, etc.  An example of our intended future disclosure is as follows:

“The risk-free rate assumed in valuing the options is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option.  The dividend yield assumption is based on the Company’s historical and future expectation of dividend payouts. While the risk-free interest rate and dividend yield are less subjective assumptions, typically based on factual data derived from public sources, the expected stock-price volatility and option life assumptions require a level of judgment which make them critical accounting estimates.

We use an expected stock-price volatility assumption that is a combination of both historical volatility, calculated based on the daily closing prices of our common stock over a period equal to the expected term of the option, and implied volatility, utilizing market data of actively traded options on our common stock, which are obtained from public data sources.  We believe that the historical volatility of the price of our common stock over the expected term of the option is a strong indicator of the expected future volatility.  We also believe that implied volatility takes into consideration market expectations of how future volatility will differ from historical volatility.  Accordingly, we believe a combination of both historical and implied volatility provides the best estimate of the future volatility of the market price of our common stock.

The expected term, representing the period of time that options granted are expected to be outstanding, is estimated using a lattice-based model incorporating historical post-vest exercise and employee termination behavior.

The Company estimates forfeitures using its historical experience, which will be adjusted over the applicable service period based on the extent to which actual forfeitures differ, or are expected to differ, from such estimates. Because of the significant amount of judgment used in these calculations, it is reasonably likely that circumstances may cause the estimate to change. If, for example, actual forfeitures are lower than the Company’s estimate, amounts will be recorded as a cumulative adjustment to net income in the period estimates are revised.”

11.                               Further to the above, we note that you calculate your expected volatility utilized within the Black-Scholes model by using a combination of both historical and implied volatilities of the underlying stock.  Please revise your future filings to include a discussion of the basis for your conclusions regarding the extent to which you used historical volatility and implied volatility in your valuation.  Please also summarize your

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evaluation of the factors in Question 2 and Question 3 of SAB Topic 14.D.1.  Refer to Question 5 of SAB Topic 14.D.1.

RESPONSE:

We will revise future filings to include a discussion about the basis for our conclusions regarding the extent to which we use historical and implied volatility in our valuation.  Please refer to the example of our intended future disclosure provided in our response to comment 10 above.

The Company has evaluated the factors in Question 2 of SAB Topic 14.D.1 and notes the following:

Our historical volatility is calculated using our daily closing stock price observed over the corresponding expected term of the option.  We consider future events as well as the exclusion of certain historical periods in this calculation, where appropriate, if such information would provide a better indication of expected volatility.  To date, there has not been a requirement to make such adjustments to our expected volatility calculation as we have not had historical events or forward-looking information which would cause us to believe that future expectations would differ significantly from our past experience.

The Company also evaluated and concluded upon the criteria in Question 3 of SAB Topic 14.D.1. as follows:

1.               Volume of Market Activity of the Underlying Shares and Traded Options

We obtain and consider several years of publicly traded option quotes and trade activity, and have concluded that there is sufficient volume on the Company’s traded options to meet the implied volatility volume criteria. The Company monitors the volume of traded options before and after any significant stock option grants to ensure that there was sufficient volume.

2.               Ability to Synchronize the Variables Used to Derive Implied Volatility

We have concluded that there are sufficient observations (i.e., quotes and trades) at (or near) the time of our stock option grant dates to place reliance on implied volatility of the traded options.

3.               Similarity of the Exercise Prices of Traded Options and Stock Option Awards

We have concluded that there have been traded options with exercise prices at-the-money of the stock option grant price on (or near) the dates of our grants.

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4.               Similarity of Length of Term for Traded Options and Stock Option Awards

The options issued in 2007 have an expected life of approximately 3.15 years. The remaining maturities of the traded options on which the estimates have been based are more than one year. In accordance with the guidance provided in SAB 107, the Company maintains the position that the implied volatility derived from a traded option with a term of one year or greater would typically not be significantly different from the implied volatility that would be derived from a traded option with a significantly longer term.

In addition, we noted the guidance in Question 5 of SAB Topic 14.D.1 and will consider revising in future filings our Critical Accounting Policy for share-based compensation to include summarizing our evaluation of the factors listed in Question 2 and 3 of Topic 14.D.1 as part of our disclosures in MD&A.

Note 7.  Commitments and Contingencies and Other Matters, page F-30

12.                               We note from page F-32 that you have capitalized legal costs associated with a lawsuit against Asylum Research Inc.  (Asylum) for infringing upon five of your patents.  We further note that the court ruled that Asylum was not infringing upon two of your patents and that you are continuing to amortizing the costs associated with this case to defend these two patents over their remaining lives.  Please address the following:

•                  Please explain to us why you believe continued capitalization of the costs relating to the “801” and “027” patents is appropriate as of December 31, 2007.  In this regard, we note that although the patents appear to still be valid and enforceable, Asylum was found to have not been infringing upon these patents.  Explain to us why you believe these costs represent costs to defend your “801” and “027” patents.

•                  Please provide to us the amount of legal costs that you have deferred in the balance sheet and the amount of amortization recognized within the statement of operations related to these two patents.

RESPONSE:

The response to this comment has been provided to the Staff in hard copy under separate cover pursuant to a request for confidential treatment pursuant to Rule 83 of the Freedom of Information Act.

VECO0001

Confidential Treatment Request by Veeco Instruments
Inc. for Certain Portions of this Letter Pursuant to
Rule 83 of the Freedom of Information Act
Kevin L. Vaughn Securities and Exchange Commission	16	December 12, 2008

Note 7.  Commitments and Contingencies and Other Matters, page F-30

13.                               We further note from page 15 of your September 30, 2008 Form 10-Q that you entered into a settlement agreement with Asylum to dismiss all pending legal actions against each other, entered into a cross-licensing agreement of each company’s patents, and agreed to a mutual covenant not to sue.  We also note that Asylum paid you a net payment and will pay ongoing royalties over five years as part of the settlement agreement.  Based upon these disclosures, it appears that there are five elements to this settlement agreement: (i.) the dismissal of the pending litigation by you against Asylum, (ii.) the dismissal of the pending litigation by Asylum against you, (iii.) the licensing of certain patents from Asylum, (iv.) the licensing of certain patents to Asylum and (v.) a covenant not to sue.  Please tell us and revise future filings to clearly discuss each specific right you received and obligation you incurred and how you valued and accounted for each of the elements.  Within your discussion, please provide the amounts that each party will pay or have paid as part of the settlement agreement.  Cite the accounting literature on which you relied and how you applied the accounting literature to your situation.

RESPONSE:

The response to this comment has been provided to the Staff in hard copy under separate cover pursuant to a request for confidential treatment pursuant to Rule 83 of the Freedom of Information Act.

VECO0002

Note 8.  Foreign Operations, Geographic Area, and Product Segment Information, page F-34

14.                               We note on page F-35 and on page 12 from your September 28, 2008 Form 10-Q that you evaluate the performance of your segments based upon income (loss) from operations before interest, income taxes, amortization and certain items (EBITA).  We believe the label of “EBITA” for this measure may be misleading in light of the fact that your segment profit measure is not a true EBITA measure, but instead also excludes other items such as restructuring charges and impairment charges.  Please revise future filings to provide a more descriptive label for your measure of segment profit.  In this regard, we would not object if you simply labeled it as “Segment profit (loss).”

RESPONSE:

We acknowledge and concur with your statement that “Segment profit (loss)” is a clearer and more appropriate label for our measure of segment profitability and will revise all future filings accordingly.

Confidential Treatment Request by Veeco Instruments
Inc. for Certain Portions of this Letter Pursuant to
Rule 83 of the Freedom of Information Act
Kevin L. Vaughn Securities and Exchange Commission	17	December 12, 2008

15.                               Please revise future filings to disclose the basis for attributing revenues from external customers to individual countries consistent with paragraph 38(a) of SFAS 131.

RESPONSE:

Net sales of the Company are attributed to the geographic location in which the customer facility is located.  We will revise future filings to include such disclosure as required in paragraph 38(a) of SFAS 131.

Exhibits 31.1 and 31.2

16.                               We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K.  We note similar modifications within your March 31, 2008, June 30, 2008, and September 30, 2008 Forms 10-Q.  Specifically, we note that you include the title of the certifying official in the introduction of your certification.  We also note within the aforementioned quarterly reports that you removed the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d).  Please revise your certifications in future filings to conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

RESPONSE:

We will revise our certifications in future filings to conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Form 10-Q as of September 30, 2008

17.                               We note that as of September 30, 2008, you had $105.4 million of goodwill.  Further, we note that your stock price has declined from approximately $16.70 per share as of December 31, 2007 to approximately $7 per share as of late October 2008 in connection with an adverse change in the business climate.  Please tell us how you considered the guidance in paragraph 28 of SFAS 142 as of September 30, 2008.

RESPONSE:

In accordance with SFAS 142, the Company performs its annual impairment test in its fourth quarter, with a measurement date of October 1.  As of September 30, 2008, the Company considered the guidance in paragraph 28 of SFAS 142 to determine if goodwill of a reporting unit should be tested for impairment because an event occurred or circumstances changed that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  Management concluded that, as of September 30, 2008, it was not more likely than not that the fair value of a reporting unit fell below

Confidential Treatment Request by Veeco Instruments
Inc. for Certain Portions of this Letter Pursuant to
Rule 83 of the Freedom of Information Act
Kevin L. Vaughn Securities and Exchange Commission	18	December 12, 2008

its carrying amount.  In making that determination, management considered a number of factors including:

•                  The results of the 2007 annual impairment test, in which the aggregate fair value of all reporting units exceeded the carrying value by 71%.  Each individual reporting unit’s fair value exceeded the carrying value by a minimum of 35%.

•                  At September 30, 2008, the Company’s closing stock price was $14.81 and the market capitalization of the Company exceeded its book value by approximately $193 million, calculated as follows (in millions, except per share amounts):

Per Share Value of Veeco Stock	$14.81
Number of Shares Outstanding	32.2
Veeco Market Capitalization	$476.9
Carrying Value of Veeco	284.2
Excess of Market over Carrying Value	$192.7

Note: This calculation does not include a control premium which, if included, would increase the excess of the market over carrying value.

•                  Through the first nine months of 2008, the Company’s operating results improved compared to the prior year and were within the estimates we used for the Company’s annual impairment test in 2007.  Revenue increased from $295.6 million in 2007 to $332.5 million in 2008 or 12.5% and operating income was $6.5 million in 2008 compared to an operating (loss) of ($3.5) million in 2007.

•                  Through September 30, 2008, the Company continued to generate positive cash flows from operations of $22.4 million and free cash flow of $12.0 million.

•                  In August 2008, the Company settled its patent litigation brought against Asylum Research Corporation (“Asylum”) in which Asylum acknowledged the validity of the Veeco patents asserted in the case.

•                  The most significant portion of the deterioration in the stock market and the Company’s stock price occurred after September 30, 2008. For the 9 months ended September 30, 2008, Veeco’s stock price decreased 11.32% compared to the Philadelphia Semiconductor Index decrease over the same period of 24.79% and our selected peer companies decrease of 21.97%. For the 10 months ended October 31, 2008, Veeco’s stock price decreased 53.65% compared to the Philadelphia Semiconductor Index decrease of 41.31% and our selected peer companies decrease of 46.04%.

Confidential Treatment Request by Veeco Instruments
Inc. for Certain Portions of this Letter Pursuant to
Rule 83 of the Freedom of Information Act
Kevin L. Vaughn Securities and Exchange Commission	19	December 12, 2008

•                  Management considered that bookings for the quarter ended September 30, 2008 were $90.2 million which was below our expectations and that the global economic climate and constrained financing activity may cause a slow down in capital purchases by our customers, however at the time the Company had a healthy prospect list of new orders in the fourth quarter and revenue backlog of approximately $176.0 million at September 30, 2008 compared to $173.5 million at December 31, 2007.

•                  The Company’s significant sequential decline in bookings in the quarter ended September 30, 2008 was directly tied to the difficult overall global economic climate, constrained financing environment and a slowdown in capacity spending on equipment by our key customers, particularly in the hard drive and HB-LED industries.  While it is unclear how long this overall negative business climate will continue, management believes that we are well-aligned to capitalize on long-term technology growth opportunities and positive multi-year industry tends.  Hard drive units are forecasted to continue to experience high single-digit growth rates, and customers will need to invest in new equipment for capacity and higher areal density storage technology requirements.  In HB-LED, despite customers’ current pause in capacity purchases, long term forecasts call for the industry to double in size from 2007 to 2012 driven by new LED applications in signage and display, mobile, automotive and solid state lighting, which will require additional equipment purchases.

•                  Other than the positive settlement of the Asylum litigation, there was no significant change in the legal factors, adverse action or assessment by a regulator, unanticipated competition or loss of key personnel.

Based upon these factors, there did not appear to be events or circumstances that changed significantly since the Company’s impairment test on October 1, 2007 to warrant a new test and, as such, no goodwill impairment test was performed as of September 30, 2008.

18.                               Further to the above, please tell us how you have considered the effect of a continued decline in the market value of your common stock on the valuation of your goodwill or intangible assets.  To the extent that you believe an impairment charge for your goodwill or intangible assets may be required in future periods, you should revise your discussion in MD&A in future filings to discuss the impact that such a continued decline could have.  In this regard, please also note the guidance in Item 2.06 of Form 8-K.

Confidential Treatment Request by Veeco Instruments
Inc. for Certain Portions of this Letter Pursuant to
Rule 83 of the Freedom of Information Act
Kevin L. Vaughn Securities and Exchange Commission	20	December 12, 2008

RESPONSE:

As indicated in response to comment 17 above, the Company performs it annual goodwill impairment test in the fourth quarter which is currently in process.  When determining the estimated fair value of a reporting unit, we utilize a discounted future cash flow approach using various assumptions, including projections of revenue based upon historical data, market growth trends and internal estimates.  Among the factors that management considers when it performs its test is the fair market price of its common stock.  Management reconciles the aggregate fair value of its reporting units, using a discounted future cash flow approach, to its market capitalization as a supporting calculation.

In order to assess whether the decline in market capitalization is an indicator of goodwill impairment, we consider the underlying reasons for the decline in the value of the securities (e.g., adverse change in the business climate, an adverse industry competitive change) as well as the significance of the decline and the length of time the securities were trading at a depressed value.  We consider the length of time that the share price is depressed to avoid impacting our accounting records for short-term or temporary declines in share price, which we do not believe is an indication of the fair market value of the business.

One consideration to take into account in assessing the impact of depressed share prices is to consider the drop in our share price as compared to the industry as a whole and selected peer group companies.  Absent adverse technology shifts or other adverse industry-wide shifts, a decline in our share price commensurate with the industry and selected peer group averages would be considered temporary in duration.  The capital equipment industry and the markets we serve are subject to significant fluctuation due to their cyclical nature.  That cyclicality translates into significant volatility, both positive and negative, in the stock price movements for public companies in these industries.

Considering the decline in the market price of the Company’s common stock and near-term reduced revenue outlook, management decided to perform new fair valuations of each of its reporting units in performing its annual test and not to carry forward prior year data.   Since the goodwill impairment test has not been completed, management has not formed a conclusion if an impairment charge will be required in the fourth quarter of 2008.

The Company acknowledges that, if management believes an impairment charge for goodwill or intangible assets may be required in future periods, we would revise our discussion in MD&A in future filings to discuss the impact that such a continued decline could have.  We note the guidance in Item 2.06 of Form 8-K and will disclose in the future any determination that a material charge for impairment to one or more of our assets is required under generally accepted accounting principles applicable to the Company which is not made in connection with the preparation of financial statements to be included in the next periodic report.

Confidential Treatment Request by Veeco Instruments
Inc. for Certain Portions of this Letter Pursuant to
Rule 83 of the Freedom of Information Act
Kevin L. Vaughn Securities and Exchange Commission	21	December 12, 2008

Form 8-K Dated October 23, 2008

19.                               We note on page 2 that you provide a forecasted range of your non-GAAP earnings per share for the fourth quarter of 2008.  Please revise your future filings to provide a reconciliation of this non-GAAP measure to the most directly comparable GAAP measure.  Refer to the guidance in Item 100(a)(2) of Regulation G.

RESPONSE:

We will revise our future filings to provide a reconciliation of any non-GAAP measure to the most directly comparable GAAP measure as required in Item 100(a)(2) of Regulation G.  This reconciliation will be consistent with the reconciliation we currently provide for our actual pro forma earnings per share.

Attached to this letter is a written statement, dated December 12, 2008, signed by Veeco Instruments Inc. addressed to the Staff to the effect set forth on page 7 of the Staff’s November 19, 2008 letter.

Thank you for your assistance regarding this matter.  Please contact the undersigned at (516) 677-0200 x1300 with any further comments or questions you may have.

Sincerely,

VEECO INSTRUMENTS INC.

/s/ John F. Rein, Jr.

John F. Rein, Jr.
Executive Vice President and
Chief Financial Officer
Veeco Instruments Inc.

cc:                                 Martin James
Tara L. Harkins
Gabe Eckstein
Tim Buchmiller